Exhibit 99.1

News

FOR IMMEDIATE RELEASE

BMO Financial Group Declares Dividend

Toronto, December 4, 2012 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced that the Board of Directors declared a quarterly dividend of $0.72 per share on paid-up common shares of Bank of Montreal for the first quarter of fiscal year 2013, unchanged from the previous quarter.

The Board of Directors also declared dividends of:

•	$0.33125 a share on paid-up Class B Preferred Shares Series 5;
•	$0.28125 a share on paid-up Class B Preferred Shares Series 13;
•	$0.328125 a share on paid-up Class B Preferred Shares Series 14;
•	$0.3625 a share on paid-up Class B Preferred Shares Series 15;
•	$0.325 a share on paid-up Class B Preferred Shares Series 16;
•	$0.40625 a share on paid-up Class B Preferred Shares Series 18;
•	$0.40625 a share on paid-up Class B Preferred Shares Series 21;
•	$0.3375 a share on paid-up Class B Preferred Shares Series 23; and
•	$0.24375 a share on paid-up Class B Preferred Shares Series 25

The dividend on the common shares is payable on February 26, 2013, to shareholders of record on February 1, 2013. The dividends on the preferred shares are payable on February 25, 2013, to shareholders of record on February 1, 2013.

The above-mentioned dividends on the common and preferred shares are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation.

Common shareholders may elect to have their cash dividends reinvested in common shares of the Bank in accordance with the Bank’s Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan). Under the Plan, the Board of Directors determines whether the common shares will be purchased on behalf of such shareholders in the secondary market or issued to such shareholders by the bank from treasury. At this time, the common shares purchased under the Plan will be issued from treasury without discount from the average market price of the common shares (as defined in the Plan).

For News Media Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873

For Investor Relations Enquiries:

Sharon Haward-Laird, Toronto, sharon.hawardlaird@bmo.com, (416) 867-6656

Andrew Chin, Toronto, andrew.chin@bmo.com, (416) 867-7019

Internet: www.bmo.com